January 23, 2012

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	MedAssets, Inc.
	As of December 31, 2011

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 2011 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dlv
Enclosures

cc:	Office of the Corporate Secretary
	MedAssets, Inc.
	100 North Point Center East
	Suite 200
	Alpharetta, GA 30022

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.       )*


	MedAssets, Inc

	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	584045108
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 584045108                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(A) ______
                                                    (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                         3,363,844
      BENEFICIALLY          6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2011    7  SOLE DISPOSITIVE POWER
        BY EACH                        3,363,844
       REPORTING               8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

             3,363,844

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.75%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                  *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                  Page 2 of 5 Pages


Item 1(a) 	Name of Issuer:

          	MedAssets, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	100 North Point Center East, Suite 200
	Alpharetta, GA 30022


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock

Item 2(e)	CUSIP Number:

          	5845045108


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages

Item 4   	Ownership as of December 31, 2011

         (a)  	Amount Beneficially Owned:

              	3,363,844 shares of common stock beneficially owned including:


                                                              No. of Shares
            Eagle Asset Management, Inc.    3,363,844
				5.75%


         (c)	Deemed Voting Power and Disposition Power:

             (i)                      (ii)           	(iii)         	    (iv)
              	                                	           Deemed        Deemed
            Deemed           Deemed  	           to have         to have
            to have            to have              Sole Power   Shared Power
           Sole Power      Shared Power   to Dispose    to Dispose
           to Vote or        to Vote or          or to               or to
           to Direct          to Direct            Direct the       Direct the
           to Vote             to Vote            Disposition      Disposition

Eagle  3,363,844         ----           	3,363,844         ----
Asset Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

          							(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of Members of the Group:
		N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the  best of my knowledge and
		belief, the securities referred to above were acquired in the
		ordinary course of business and were not acquired for purpose of
		and do not have the effect of changing or influencing the control
		of the issuer of such securities and were not acquired in connection
		with or as a participant in any transaction having such purposes
		or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012          		EAGLE ASSET MANAGEMENT, INC.



                                   			__________________________________
                                   			Damian Sousa
                                  			Vice President
                                   			Chief Compliance Officer















Page 5 of 5 Pages